UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-22250 CUSIP NUMBER 88554D205

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION

3D Systems Corporation
Full Name of Registrant

N/A
Former Name if Applicable

333 Three D Systems Circle
Address of Principal Executive Office (Street and Number)

Rock Hill, South Carolina 29730
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

On November 3, 2006, the Registrant issued a press release announcing that its management and the Audit Committee of its Board of Directors had determined, based on information presented by the Registrant’s management in connection with the preparation of the Registrant’s financial statements for the third quarter of 2006, that the Registrant’s financial statements included in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 contained errors.  As a result, the Registrant’s Audit Committee has concluded that those financial statements should be restated, and that investors should not rely upon those financial statements without taking into account the anticipated adjustments described in the press release filed as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on November 3, 2006.    The Company also announced in that release that it would postpone its regular third-quarter 2006 earnings release and the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2006 pending the completion of its review and restatement of its financial statements for the periods affected.

The results of the Registrant’s ongoing internal reviews and the substance of the proposed restatements, as well as the results of related investigations and confirmatory processes, could materially impact the information that will be included in the Quarterly Report on Form 10-Q for the period ended September 30, 2006.  Therefore, at this time the Registrant is unable to timely file such report without unreasonable effort or expense.

Additional information regarding these matters is set forth in the press release issued by the Registrant on November 3, 2006, which was previously filed as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on November 3, 2006 and is incorporated into this Part III by this reference.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert M. Grace, Jr.	(803)	326-3900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The press release described above contains narrative and, to the extent possible, quantitative disclosure regarding the anticipated change in results of operations of the Registrant, to the extent those matters have been determined with a reasonable level of accuracy.  As noted above, the Registrant is continuing its internal review and analysis of such matters and is unable pending the completion of those efforts to provide a reasonable estimate of any anticipated changes at this time beyond what is reflected in such press release.

3D SYSTEMS CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2006	By	/s/ Robert M. Grace, Jr.
Robert M. Grace, Jr.

Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).